UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CLEARWIRE CORPORATION
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
18538Q105
(CUSIP Number)
December 16, 2011
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18538Q105
(1)Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only): Mount Kellett Capital Management LP
(2)Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)SEC Use Only
(4)Citizenship or Place of Organization: State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 23,260,000*
(6) Shared Voting Power: 0
(7) Sole Dispositive Power: 23,260,000*
(8) Shared Dispositive Power: 0
(9)Aggregate Amount Beneficially Owned by Each Reporting Person: 23,260,000*
(10)Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11)Percent of Class Represented by Amount in Row (9): 5.1%*
(12)Type of Reporting Person (See Instructions): IA
*As of December 23, 2011 (the “Filing Date”), Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Master Fund”), holds 22,063,197 common shares, without par value (the “Common Shares”), of Clearwater Corporation, a Delaware corporation (the “Company”), and Lantau Overseas Master Fund II, L.P., a Cayman Islands exempted limited partnership (together with the Master Fund, the “Funds”), holds 1,196,803 of the Company’s Common Shares.  Mount Kellett Capital Management LP (the “Reporting Person”) possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds.  Based on the Company’s Definitive Information Statement reported on Schedule 14C and filed on December 19, 2011 with the U.S. Securities and Exchange Commission, as of December 16, 2011, there were 452,214,513 issued and outstanding Common Shares.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to beneficially own 5.1% of the Common Shares issued and outstanding as of the Filing Date.

Item 1(a).  Name of Issuer:  Clearwire Corporation

Item 1(b). Address of Issuer's Principal Executive Offices: 1475 120th Avenue Northeast, Bellevue, WA 98005
Item 2(a). Name of Person Filing: Mount Kellett Capital Management LP
Item 2(b). Address of Principal Business Office or, if None, Residence: 623 Fifth Avenue, 18th Floor, New York, New York 10022
Item 2(c). Citizenship: State of Delaware
Item 2(d). Title of Class of Securities: Class A Common Stock, par value $0.0001 per share
Item 2(e). CUSIP No.: 18538Q105
Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not applicable.

Item 4.  Ownership

(a)           Amount Beneficially Owned (as of December 23, 2011): 23,260,0001

(b)           Percent of Class (as of December 23, 2011):  5.1%*

(c)           Number of Shares as to which the person has:

(i)           sole power to vote or to direct the vote          23,260,000*

(ii)           shared power to vote or to direct the vote                     0

(iii)           sole power to dispose or to direct the disposition of                  23,260,000*

(iv)           shared power to dispose or to direct the disposition of                             0

Item 5.  Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

        Not Applicable.

Item 8.  Identification and Classification of Members of the Group

Not Applicable.

Item 9.  Notice of Dissolution of Group

Not Applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2011

MOUNT KELLETT CAPITAL MANAGEMENT LP

By:  Mount Kellett Capital Management GP LLC,
        its general partner

     /s/ Jonathan Fiorello
By:______________________________
       Jonathan Fiorello
       Authorized Signatory

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

1 As of December 23, 2011 (the “Filing Date”), Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Master Fund”), holds 22,063,197 common shares, without par value (the “Common Shares”), of Clearwater Corporation, a Delaware corporation (the “Company”), and Lantau Overseas Master Fund II, L.P., a Cayman Islands exempted limited partnership (together with the Master Fund, the “Funds”), holds 1,196,803 of the Company’s Common Shares.  Mount Kellett Capital Management LP (the “Reporting Person”) possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds.  Based on the Company’s Definitive Information Statement reported on Schedule 14C and filed on December 19, 2011 with the U.S. Securities and Exchange Commission, as of December 16, 2011, there were 452,214,513 issued and outstanding Common Shares.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to beneficially own 5.1% of the Common Shares issued and outstanding as of the Filing Date.